ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

September 8, 2021	Yana D. Guss
T +1 617 951 7109
yana.guss@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Daniel Greenspan

Re:	MassMutual Advantage Funds (File Nos. 333-256698, 811-23703)

Dear Mr. Greenspan:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by email dated July 2, 2021 relating to the initial registration statement of the MassMutual Advantage Funds (the “Registrant”) on Form N-1A (the “Registration Statement”), filed with the Commission on June 2, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff’s comments are restated below and each is followed by the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Comment: Please confirm that the Registrant will not use this prospectus before the pending reorganization with the Barings funds has been consummated and, accordingly, please ensure that the disclosure in the prospectus speaks as if the reorganization has already occurred (explicitly noting this assumption).

Response: The Registrant confirms that the prospectus will not be used before the pending reorganization has been consummated. The Funds are intended to commence operations in early December 2021 in connection with the closing of the reorganizations and, pending the completion of the comment and response process concerning the Registration Statement with the Staff, the Registrant intends to file a delaying amendment which would align the effective date of the Registration Statement with the closing of the reorganizations.

The Registration Statement discloses that certain performance information, financial highlights and other information relating to the Predecessor Funds have been included in the Funds’ prospectus and presented as if the reorganizations have been consummated. For example, the performance discussion for each Fund includes the following language: “The Fund is the successor to the Predecessor Fund, a mutual fund with substantially similar investment objectives policies and restrictions, as a result of the reorganization of the Predecessor Fund into the Fund on [_______, 2021]. The performance provided in the bar chart and table is that of the Predecessor Fund.” As such, this disclosure specifically identifies the reorganizations and speaks as if they have already occurred.

Securities and Exchange Commission	- 2 -	September 8, 2021

In response to the Staff’s comment the Registrant will add the following statement to the cover of the prospectus:

“Each Fund is a newly organized fund created to acquire the assets and liabilities of the Barings Global Floating Rate Fund, Barings Global Credit Income Opportunities Fund, Barings Emerging Markets Debt Blended Total Return Fund, and Barings Global Emerging Markets Equity Fund, respectively (each, a “Predecessor Fund”).

If each reorganization is approved by the Predecessor Fund shareholders, the Predecessor Funds will be considered the accounting and tax survivors of the reorganizations, and accordingly, certain performance information, financial highlights, and other information relating to the Predecessor Funds have been included in the Funds’ prospectus and presented as if the reorganizations have been consummated. The Funds will commence operations on the date that the reorganizations are effected, which is anticipated to occur in December 2021.”

2.	Comment: We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, trustees, officers, auditor information, exhibits, etc.). Please complete or update all information that is currently in brackets or missing in the Registration Statement, including exhibits, or tell us why you are unable to do so and when you expect to have this information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Registrant has completed the majority of the information that was bracketed in the initial registration statement. Certain information remains bracketed because it is not yet available or is pending confirmation, including, the share class ticker symbols, the date of shareholder approval of the reorganizations, trustee compensation figures, the Transfer Agent phone number, the date of the MML Investment Advisers, LLC proxy voting policy, and the dates of certain of the exhibits. Certain of the exhibits, including the Legal Opinion, are not yet available and will be filed by subsequent amendment.

Securities and Exchange Commission	- 3 -	September 8, 2021

Prospectus

MassMutual Global Floating Rate Fund

Fees and Expenses of the Fund, pages 2-3

3.	Comment: Can fees and expenses that exceed the cap later be recouped by the advisor? If so, please disclose the relevant terms and conditions. We may have further comments based on your response. Please apply this comment to each of the Funds included in this prospectus.

Response: MML Advisers may not recoup fees or expenses that were previously waived or reimbursed.

4.	Comment: Please ensure that the example discloses that expenses reflect the cap through the expiration date of the agreement with MML Advisers, and the total expenses thereafter. Please apply this comment to each of the Funds included in this prospectus.

Response: The Registrant believes that the disclosure accurately and adequately describes how the example is calculated and, consistent with Instruction 1(b) to Item 3 of Form N-1A, is comparable to the narrative explanation provided in the Form. The Registrant believes that the disclosure is therefore in compliance with the Form.

Principal Investment Strategies, pages 4-5

5.	Comment: The Fund discloses that under normal market conditions, the Fund may allocate less than 40% of its net assets in securities of non-U.S. issuers. Specifically, it may invest “at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s benchmark, which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index (collectively, the “Benchmark”), represented by non-U.S. issuers, as determined by the provider of the Benchmark).”

•	Please supplementally explain how an allocation of assets in securities of non-U.S. issuers that is both (i) less than 40% and (ii) 10% less than the Fund’s benchmark indices gives the Fund sufficient economic ties with non-U.S. securities as to be consistent with the Fund’s “global” investment strategy; and

•	Please supplementally provide (i) how much of the Fund’s benchmark, Credit Suisse Global Leveraged Loan Index (which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index), is allocated to non-U.S. issuers, and (ii) the index methodology. Please apply this comment to the MassMutual Global Credit Income Opportunities Fund as well.

Response: The Fund’s strategy discloses in relevant part, “Under normal market conditions, the Fund allocates its assets among various regions and countries (but in no less than three different countries) and invests at least 40% of its net assets in securities of non-U.S. issuers (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s benchmark, which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index (collectively, the “Benchmark”), represented by non-U.S. issuers, as determined by the provider of the Benchmark).” The Registrant believes that, consistent with this strategy, the Fund will have sufficient economic ties with non-U.S. securities as to be consistent with the Fund’s “global” investment strategy. The use of the term “global” is not subject to percentage requirements of Rule 35d-1, and the Fund’s prospectus provides clear disclosure regarding the types of investments in which the Fund may invest.

Securities and Exchange Commission	- 4 -	September 8, 2021

The Commission specifically declined to impose a names test in connection with the word “global” when it adopted Rule 35d-1 under the 1940 Act (the “Names Rule”).1 The Commission explained its declination as follows:

The term "foreign" indicates investments that are tied economically to countries outside the United States, and an investment company that uses this term would be subject to the 80% requirement. The terms "international" and "global," however, connote diversification among investments in a number of different countries throughout the world, and "international" and "global" funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.2

Consistent with the position of the SEC, the Fund’s assets are normally invested in investments that are tied economically to multiple countries throughout the world, and no less than three different countries. Accordingly, the Registrant believes that the Fund’s principal investment strategies disclosure is sufficient as currently written.

For the MassMutual Global Floating Rate Fund’s benchmark (which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index), the market value percentage of the benchmark that was represented by non-U.S. issuers as of August 31, 2021 was 30.8%. This is based on the index provider’s country classification method, which is based on country of risk.

For the MassMutual Global Credit Income Opportunities Fund, the ICE BofA Non-Financial Developed Markets High Yield Constrained Index, the market value percentage of the benchmark that was represented by non-U.S. issuers as of August 31, 2021 was 29.8%.

1 See Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001) (the “Adopting Release”).

2 Id. at II.C.1 n. 42.

Securities and Exchange Commission	- 5 -	September 8, 2021

This is based on the index provider’s country classification method, which is based on country of risk.

6.	Comment: Please describe the specific strategies that the Fund expects to be the most important means of hedging its exposure to non-U.S. currencies and that it anticipates will have a significant effect on its performance. Please apply this comment to each of the Funds included in this prospectus.

Response: The Registrant believes the current disclosure provides an appropriate description of the strategies that each Fund expects to be the most important means of hedging its exposure to non-U.S. currencies and that will have a significant effect on its performance. The Principal Investment Strategies section of each Fund’s summary prospectus states that the Fund may use over-the-counter and exchange-traded derivative instruments for hedging purposes and lists specific derivative instruments which the Fund may use, including foreign currency forward contracts and futures.

7.	Comment: Please provide a brief explanation of the terms “assignments” and “participations” the first time they are used in the prospectus.

Response: The following disclosure has been added in response to the Staff’s request:

“By purchasing a participation, the Fund acquires some or all of the interest of a bank or other lending institution in a loan to a borrower. Participations typically will result in the Fund having a contractual relationship only with the lender and not the borrower. When the Fund purchases assignments from lenders, the Fund will acquire direct rights against the borrower on the loan.”

8.	Comment: Please be advised that disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed. (See Commission letter to Investment Company Institute, dated July 30, 2010, regarding derivatives- related disclosures by investment companies). Accordingly, please disclose, to the extent practicable, if the Fund expects that its use of certain kinds of derivatives will be more important than others for the purposes of achieving its objectives and will have a relatively more significant effect on its performance. Please apply this comment to each of the Funds included in this prospectus.

Response: The Registrant has reviewed the disclosure in light of the Letter, and believes that each Fund’s disclosure for any principal investment related to derivatives has been tailored specifically to how the Fund will be managed.

Securities and Exchange Commission	- 6 -	September 8, 2021

Principal Risks, page 5

9.	Comment: Please consider, instead of the “fixed income securities risk” discussion as the first principal risk disclosed, whether a “floating rate securities risk” or something similar is more appropriate in light of the Fund’s principal investment strategy.

Response: The following disclosure has been added as the first principal risk in response to the Staff’s comment:

“Floating Rate Securities Risk During periods of increasing interest rates, changes in the coupon rates of variable or floating rate securities may lag behind the changes in market rates or may have limits on the maximum increases in coupon rates. Alternatively, during periods of declining interest rates, the coupon rates on such securities will typically readjust downward resulting in a lower yield.”

Principal Risks, Derivatives Risk, page 6

10.	Comment: Disclosure should not be generic. To the extent practicable, please disclose significant risks associated with the predominant derivative types the Fund intends to utilize. (See Commission letter to Investment Company Institute). Please apply this comment to each of the Funds included in this prospectus.

Response: The Registrant has reviewed the disclosure in light of the Letter, and believes that each Fund’s derivatives risk disclosure identifies the significant risks associated with the principal derivative types the Fund intends to utilize.

MassMutual Emerging Markets Debt Blended Total Return Fund

Principal Risks, pages 22-26

11.	Comment: Please disclose portfolio turnover risk as a principal risk of the Fund or tell us why it need not be included.

Response: The Registrant respectfully declines to include portfolio turnover risk as a principal risk, as frequent trading is not a principal strategy of the Fund and is not reasonably likely to adversely affect the Fund’s net asset value, yield, or total return. For that reason, the Registrant does not believe that portfolio turnover risk is a principal risk, whether direct or indirect, of the Fund’s principal investment strategies.

MassMutual Global Emerging Markets Equity Fund

Principal Investment Strategies, page 29

12.	Comment: Please revise to explain what the term “equity-related securities” means.

Securities and Exchange Commission	- 7 -	September 8, 2021

Response: The disclosure has been revised as follows:

“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity and equity-related securities, including convertible securities, preferred stocks, options, and warrants, of issuers that are economically tied to one or more emerging market countries.”

13.	Comment: You disclose that “[i]n general, countries may be considered emerging markets if they are included in any one of the MSCI emerging markets indexes.” Please revise the disclosure to clarify for purposes of its 80% policy how the Fund defines “emerging market countries.”

Response: The disclosure has been revised as follows:

“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity and equity-related securities, including convertible securities, preferred stocks, options, and warrants, of issuers that are economically tied to one or more emerging market countries. ~~In general, countries may be considered emerging markets if they are included in any one of the MSCI emerging markets indexes.~~ The Fund may invest in fixed income securities or debt instruments issued by emerging market entities or sovereign nations. Emerging market countries are defined to include any country that did not become a member of the Organization for Economic Cooperation and Development (O.E.C.D.) prior to 1975 and Turkey.”

Statement of Additional Information

General Information, page 3

14.	Comment: Please update this discussion to include the fund history related to the reorganization pursuant to which the Barings Funds will have been reorganized with and into the corresponding MassMutual acquiring funds.

Response: The following disclosure has been added in response to the Staff’s comment:

“On [ ], 2021, shareholders of the Barings Global Floating Rate Fund, Barings Global Credit Income Opportunities Fund, Barings Emerging Markets Debt Blended Total Return Fund, and Barings Global Emerging Markets Equity Fund (each, a “Predecessor Fund,” and together the “Predecessor Funds”) voted to approve the transfer of all of the assets of the respective Predecessor Fund to the Global Floating Rate Fund, Global Credit Income Opportunities Fund, Emerging Markets Debt Blended Total Return Fund, and Global Emerging Markets Equity Fund (each an “Acquiring Fund”), respectively, in exchange for shares of the Acquiring Fund and the assumption by that Acquiring Fund of all of the liabilities of the corresponding Predecessor Fund. Shareholders of the Predecessor Funds received a proportional distribution of shares of the corresponding Acquiring Fund. At the time of this reorganization, each of the Funds was a newly formed series of the Trust, which at the time, was itself a newly created Massachusetts business trust.”

Securities and Exchange Commission	- 8 -	September 8, 2021

Investment Restrictions of the Funds, page 50

15.	Comment: Please update “(7) concentrate its investments in any one industry” to refer to “industry or group of industries” to be consistent with section 8(b)(1) of the Investment Company Act.

Response: The Registrant respectfully declines to make this change. The Registrant submits that the current formulation of the restriction is reasonable and appropriate, complies with applicable legal requirements, and is consistent with a common approach of registrants in meeting the requirement of Section 13(a)(3) of the Investment Company Act. Further, the Registrant notes that this formulation is consistent with the comparable investment restriction for other funds in the MassMutual family of funds.

ACCOUNTING COMMENTS

16.	Comment: Please be advised that our review of the required financial statements and related information cannot be completed until you have included all such required information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.

Response: The Registrant understands and will be ready to respond to any such comments.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss, Esq.